

PIEK

Simmons Fine Foods LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $75,000

Offering End Date: August 13, 2024

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Simmons Fine Foods LLC

Founded: December 13, 2022

Address: 2070 Sam Rittenberg Blvd, Suite 200, Unit F-C2, Charleston, SC 29407

Industry: Bakery

Employees: 1

Website: https://www.piekingcafe.com/

Use of Funds Allocation:

If the maximum raise is met:

$70,500 (94.00%) – of the proceeds will go towards working capital- FF&E and staffing
$4,500 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 96 Followers

SMB x



Business Metrics:

	FY23	YTD 5/30/2024
Total Assets	$46,400	$106,009
Cash & Cash Equivalents	$3,035	$45,203
Accounts Receivable	$2,644	$8,300
Short-term Debt	$8,998	$16,362
Long-term Debt	$14,580	$12,255
Revenue	$83,884	$96,764
Cost of Goods Sold	$36,900	$32,986
Taxes	$0	$0
Net Income	-$41,617	$27,788

Recognition:

Simmons Fine Foods LLC (DBA Pie King Café) moved into the food court at the Citadel Mall in Charleston, SC, in 2023. Using the signature, hand-made crust recipe Toby developed in his late teens, Pie King Café offers a variety of sweet and savory pies that delight their customers and keep them coming back for more.

About:

Simmons Fine Foods LLC (DBA Pie King Café) was founded by Toby Simmons in December 2022. As Charleston, SC's renowned Pie King, Toby brings nearly 40 years of pie-baking experience to the Pie King Cafe, ensuring customers taste the commitment, intention, and love in every pie--a taste fit for a King!

For more information, contact our Customer Support Team at support@thesmbx.com

